SCHEDULE 13D
                          Amendment #1
            Under the Securities Exchange Act of 1934

                   Imperial Parking Corporation
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                          453077109
                         (CUSIP Number)

                      Marc Weingarten, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        April 19, 2000
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 453077109                              Page 2 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            204,658

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          204,658
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     204,658

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     9.64%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 453077109                              Page 3 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            12,122

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          12,122
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     12,122

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .57%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 453077109                              Page 4 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            88,664

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          88,664
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     88,664

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.18%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D

CUSIP No. 453077109                              Page 5 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings II, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            23,898

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          23,898
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     23,898

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.13%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D

CUSIP No. 453077109                              Page 6 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        45,630
                9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     45,630

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     45,630

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.15%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

                                                           Page 7 of 11 Pages

Item 1. Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value ("Common Stock"), of Imperial Parking Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 601 West Cordova St, Suite 300, Vancouver, V6B 1G1, British Columbia, Canada.

Item 2 is hereby amended to add the following information.

Item 2. Identity and Background

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Gotham Partners III, L.P., a New York limited partnership
("Gotham III"), with respect to shares of Common Stock owned by it, Gotham Holdings Management, L.L.C., a Delaware limited liability company ("Gotham Management"), with respect to shares of Common Stock owned by Gotham Holdings I, L.L.C., a Delaware limited liability company ("Holdings I"), Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings II") with respect to shares of Common Stock owned by it and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors"), with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company. Gotham, Gotham III, Gotham Management, Holdings II and Advisors are together the "Reporting Persons".

     Each of Gotham and Gotham III was formed to engage in the buying and selling of securities for investment for its own account. Gotham Advisors was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International. Gotham Management was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Holdings I and II.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham III. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Pursuant to an operating agreement (the "Operating Agreement"), Gotham Management has the power to vote and dispose of the shares of Common Stock held for the account of Holdings I and, accordingly, may be deemed the "beneficial owner" of such shares. Gotham Management is also the manager of Holdings II. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the shares of Common Stock held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors and Gotham Management.

Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of (i) Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham, Gotham III, Holdings II, and (ii) Gotham Advisors, and through such entity the affairs of Gotham International and (iii) Gotham Management, and through such entity the affairs of Holdings I. The business address of each of Gotham, Gotham III, Holdings I and II, Gotham Advisors, Section H, Gotham Management, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017. The business address of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

     During the last five years, none of Gotham, Gotham III, Holdings I, Holdings II, Gotham Advisors, Gotham International, Section H, Gotham Management, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3 is hereby amended to add the following information.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased by Gotham International and Holdings I was $143,163 and $635,398, respectively. All of the funds required for these purchases were obtained from the general funds of Gotham International and Holdings I, respectively.

                                                          Page 8 of 11 Pages

Item 5 is hereby amended to add the following information.

Item 5. Interest in Securities of the Issuer
     (a) Gotham owns 204,658 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 9.64% of the outstanding Common Stock of the Company. Gotham III owns 12,122 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately .57% of the outstanding Common Stock of the Company. Holdings I owns 45,630 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 2.15% of the outstanding Common Stock of the Company. Holdings II owns 23,898 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 1.13% of the outstanding Common Stock of the Company. Gotham International owns 88,664 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 4.18% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon one share of the Company's common stock having been distributed for every 20 shares of First Union held at the close of business on March 20, 2000. First Union reflected in their Form 10-K for the year ended December 31, 1999 that there were 42,471,729 shares of Beneficial interest issued and outstanding as of January 31, 2000, which implies that there are 2,123,586 shares of the Company outstanding. None of Gotham Advisors, Section H, Gotham Management, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham III, Holdings I, Holdings II and Gotham International.

     (b) Each of Gotham, Gotham III and Holdings II has sole power to vote and to dispose of all of the Common Stock beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International. Pursuant to the Operating Agreement, Gotham Management currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Holdings I.

                                                           Page 9 of 11 Pages

 c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham III, Holdings I, Holdings II and Gotham International since the last filing. The common stock was purchased in a privately negotiated transaction.






                              Shares of Common Stock
Date                            Purchased/(Sold)              Price per Share

Holdings I

04/19/00                              45,630                     $13.925




Gotham International

04/19/00                              10,281                     $13.925





Except as described above, none of Gotham, Gotham III, Gotham International, Gotham Advisors, Holdings, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company since the last filing.


     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the transaction disclosed in Item 5c, the seller of the Common Stock delivered a letter to the Reporting Persons that contained certain customary representations and warranties, as well as an acknowledgment that an affiliate of the Reporting Persons is the Chairman of the Board of the Company and may have material nonpublic information.

Except as described above, none of Gotham, Gotham III, Gotham
International, Holdings I, Holdings II, Gotham Advisors, Section H, Gotham Management, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.



Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 2 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

                                                       Page 10 of 11 Pages

 After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 20, 2000

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President


                    GOTHAM PARTNERS III, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President


                    GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                    By: /s/ William A. Ackman
                          William A. Ackman
                          Senior Managing Member


                   GOTHAM HOLDINGS I, L.L.C.

                         By: Gotham Holdings Management LLC,
                           the Manager


                    By: /s/ William A. Ackman
                          William A. Ackman
                          Managing Member

                   GOTHAM HOLDINGS II, L.L.C.

                         By: Gotham Holdings Management LLC,
                           the Manager


                    By: /s/ William A. Ackman
                          William A. Ackman
                          Managing Member